Filed by GlobespanVirata, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14a-6
                                       under the Securities Exchange Act of 1934
                                          Subject Company: GlobespanVirata, Inc.
                                                Commission File No. 000-26401-73

                                    * * * *

     Conexant Systems, Inc. and GlobespanVirata, Inc. have mailed a joint proxy statement/prospectus containing information about the proposed merger to their respective investors and security holders. The joint proxy statement/prospectus is included in the registration statement on Form S-4 filed by Conexant with the Securities and Exchange Commission (the "SEC"). Investors and security holders of Conexant and GlobespanVirata are urged to read the joint proxy statement/prospectus and other relevant materials because they contain other information about Conexant, GlobespanVirata and the proposed merger. Investors and security holders may obtain a free copy of these materials and other documents filed with the SEC at the SEC's Web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained by contacting Conexant Investor Relations at 4000 MacArthur Boulevard, Newport Beach, California 92660 and through the "Investor Relations" section of Conexant's Web site at www.conexant.com, or by contacting GlobespanVirata at 100 Schulz Drive, Red Bank, New Jersey 07701 and through GlobespanVirata's Web site at xww.globespanvirata.com.

     Conexant, GlobespanVirata and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed merger. Information about the directors and executive officers of Conexant and their ownership of Conexant shares is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of GlobespanVirata and their ownership of GlobespanVirata stock is set forth in the proxy statement for GlobespanVirata's 2003 Annual Meeting of Stockholders. A free copy of this document may be obtained by contacting the SEC or GlobespanVirata as indicated above. Investors and security holders may obtain additional information regarding the interests of such directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus.

     THE FOLLOWING IS THE TEXT OF A LETTER BEING SENT BY GLOBESPANVIRATA TO ITS STOCKHOLDERS.

February 11, 2004


Dear Fellow Stockholder,

You recently received proxy material in connection with the special stockholders meeting of GlobespanVirata which will be held on Wednesday, February 25, 2004. According to our latest records, we have not yet received your proxy vote for this meeting.

At this meeting you are being asked to approve the merger of GlobespanVirata, Inc. with Conexant Systems, Inc. Your board of directors believes that this combination will create a company that is a world leader in semiconductor solutions for the broadband digital home, and will deliver increased value to our stockholders and customers alike. Your vote "FOR" the merger proposal is critical to making this happen.

If you do not vote, it is as if you are opposing this merger. Your broker allows you to vote your shares via telephone or via the Internet if you wish. Follow the instructions on the enclosed proxy card to cast your ballot. Remember, your broker cannot vote your shares until you instruct him or her to do so. You may use one of the following methods to vote:

* Call the toll-free 800 number on the voting form included in this package. Using your 12-digit control number located on the proxy card, cast your ballot.

* Vote over the Internet at www.proxyvote.com using the 12-digit control number located on the proxy card.

* Sign the proxy card and mail it back in the enclosed postage-paid envelope prior to the meeting date.

Thank you in advance for your support.

Sincerely,


/s/ MICHAEL OTNER
-------------------
Michael Otner, Esq.
Corporate Secretary